

July 22, 2011

Mr. Jeremy Driver
Chief Executive Officer
Strategic American Oil Corporation
600 Leopard Street, Suite 2015
Corpus Christi, Texas 78401

> **Re:** **Strategic American Oil Corporation**
> **Form 10-K for the Fiscal Year Ended July 31, 2010**
> **Filed November 15, 2010**
> **Form 10-Q for the Fiscal Quarter Ended January 31, 2011**
> **Filed March 21, 2011**
> **File No. 000-53313**

Dear Mr. Driver:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended July 31, 2010

Financial Statements

Note 7 – Stockholder's Deficit,

Warrant modification, page 52

1.   We have read your response to prior comment 2 indicating that you extended the exercise period of the warrants to encourage future participation by your investors in subsequent private placement offerings.   As it appears that you have conveyed value that was not contemplated in the original private placement, we believe that recognition of an investor

relations non-operating expense for the incremental value of the replacement warrants would be more appropriate based on analogous guidance contained in FASB ASC Section 718-20-35.

Note 14 – Supplemental Oil and Gas Information (Unaudited), page 61

2.   We note your response to prior comment 3 related to the report of your third party engineering firm. We understand that you will include the report in an amendment to your Form 10-K for the year ended July 31, 2010.

Form 10-Q for the Quarter Ended January 31, 2011

Subsequent Events, page 14

3.   We note your response to prior comment 5 indicating that you intend to file by July 31, 2011 the historical and pro forma financial statements that were required to be filed by May 3, 2011 under Rule 8-04 and 8-05 of Regulation S-X. Please comply with your reporting obligations.

Closing Comments

        You may contact Craig Arakawa at (202) 551-3650, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

                                        Sincerely,

                                        /s/ Karl Hiller

                                        Karl Hiller
                                        Branch Chief